October 6, 2006
Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Exabyte Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on October 3, 2006
File No. 0-33231
Dear Ms. Jacobs:
We have received your comment letters dated September 28, 2006 and October 4, 2006 regarding Exabyte Corporation’s Preliminary Proxy Statement on Schedule 14A (File No. 0-33231). In response to your request in such letters, we acknowledge the following:
•	our company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned with any question regarding the above matters.

Exabyte Corporation
By:	/s/ Carroll A. Wallace
Carroll A. Wallace
Chief Financial Officer

2108 55th Street  •  Boulder, Colorado 80301  •  Phone 303.442.4333  •  1.800.EXABYTE  •  Fax 303.417.7170  •  www.exabyte.com